UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 7

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44109J106

(CUSIP Number)

Gores Sponsor LLC

9800 Wilshire Blvd.

Los Angeles, CA 90212

310-209-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44109J 106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 6,525,864 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 6,525,864 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,864 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)

Represents 3,773,375 shares of Class A Common Stock and 2,752,489 shares of Class A Common Stock issuable upon exercise of 5,504,978 warrants to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, to be exercised only for a whole number of shares (“Private Placement Warrants”) directly owned by Platinum Equity, LLC (“Platinum Equity”).

CUSIP No. 44109J 106	13D	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 2,060,428 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,060,428 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,060,428 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 2,060,428 shares of Class A Common Stock directly owned by Pacific Credit Corp., a corporation of which Alec Gores is an officer and owner of a majority of the outstanding shares (“PCC”).

CUSIP No. 44109J 106	13D	Page 4 of 4 Pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 6,525,864 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 6,525,864 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,864 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

(1)

Represents the shares of Class A Common Stock and Private Placement Warrants beneficially owned by Platinum Equity, including 3,773,375 shares of Class A Common Stock and 2,752,489 shares of Class A Common Stock issuable upon exercise of 5,504,978 Private Placement Warrants directly owned by Platinum Equity.

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D originally filed on November 14, 2016, as amended (the “Schedule 13D”), and is filed jointly by Gores Sponsor LLC (“Gores Sponsor”), AEG Holdings, LLC (“AEG”), Platinum Equity, LLC (“Platinum Equity”), Alec Gores (“Alec Gores”), and Tom Gores (“Tom Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On March 22, 2018, Platinum Equity sold 100,000 shares of Class A Common Stock, as described in Item 5(c) of this Amendment No. 7, which description thereof is incorporated by reference herein.

On July 17, 2018, PCC sold all 2,894,822 Private Placement Warrants directly owned thereby, as described in Item 5(c) of this Amendment No. 7, which description thereof is incorporated by reference herein, and of which beneficial ownership was previously attributed to Alec Gores.

On September 7, 2018, Gores Sponsor made certain distributions of securities of the Issuer to its members, as described in Item 5(c) of this Amendment No. 7, which description thereof is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) are hereby amended and supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) to (13) of the cover pages of this Amendment No. 7 as of September 30, 2018, are incorporated herein by reference. For the purpose of calculating the percentage in Row (13) of the cover page of each Reporting Person, the number of shares of Class A Common Stock outstanding is based on (i) 99,919,503 shares of Class A Common Stock outstanding as of August 6, 2018, as reported in the Quarterly Report on

Form 10-Q for the quarter ended June 30, 2018 filed by the Issuer on August 7, 2018, plus (ii) the number of shares of Class A Common Stock issuable upon exercise of Private Placement Warrants owned by such Reporting Person, if any. AEG and Platinum Equity are the managing members of Gores Sponsor. Alec Gores is the managing member of AEG, and Tom Gores is the managing member of Platinum Equity. As a consequence of these relationships, (x) each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held by Gores Sponsor, (y) Alec Gores may be deemed to share beneficial ownership of the securities held by AEG and (z) Tom Gores may be deemed to share beneficial ownership of the securities held by Platinum Equity. As described in the footnotes to the cover pages of this Amendment No. 7, the securities of the Issuer beneficially owned by AEG and Alec Gores include shares of Class A Common Stock owned by The Gores Group, LLC, a wholly-owned subsidiary of AEG.

(c) On March 22, 2018, Platinum Equity sold 100,000 shares of Class A Common Stock in open market transactions on NASDAQ. The number of shares of Class A Common Stock and the sale price thereof is set forth below:

Class A Common Stock

Date	Number of Shares	Price Per Share	Aggregate Sale Price
March 22, 2018	100,000	$14.22	1,422,000

On July 17, 2018, PCC sold 2,894,822 Private Placement Warrants in open market transactions on NASDAQ. The number of Private Placement Warrants and the sale price thereof is set forth below:

Private Placement Warrants

Date	Number of Warrants	Price Per Warrant	Aggregate Sale Price
July 17, 2018	2,193,327	$1.90	$4,145,474.85
July 17, 2018	520,838	$1.90	$984,418.95
July 17, 2018	180,657	$2.0344	$365,714.21

On September 7, 2018, Gores Sponsor distributed 44,643 shares of Class A Common Stock and 1,702,201 Private Placement Warrants to its members. Following such distribution, Gores Sponsor ceased to beneficially own any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018

GORES SPONSOR LLC

By: AEG Holdings, LLC, its Managing Member

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

By: Platinum Equity, LLC, its Managing Member

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

ALEC GORES

/s/ Alec Gores

TOM GORES

/s/ Tom Gores